Exhibit 99.2
SEABRIDGE GOLD INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2006

Management’s Comments on Unaudited Consolidated Financial Statements

The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The financial statements of the Company have been approved by the Board of Directors.

Seabridge Gold Inc.

Report To Shareholders
Quarter Ended March 31, 2006

1st Quarter Highlights
• High grade zones encountered in drill program at Courageous Lake
• Noche Buena gold project acquired
• Agreement reached to re-acquire 100% of Kerr-Sulphurets
• $8.4 million private placement arranged

Projects
During the quarter Seabridge reached agreement to acquire Hecla Mining Company’s 100% interest in the Noche Buena gold project located in Sonora, Mexico for US$4,350,000 in cash. As part of its due diligence on the project, Seabridge commissioned Resource Modeling Inc. (“RMI”) of Tucson, Arizona to prepare an independent National Instrument 43-101 Technical Report on the project. Subsequent to the end of the quarter, the transaction closed and the Technical Report was filed on SEDAR. RMI reviewed all available project data, including historic resource estimates, and concluded that the information was sufficient to state a mineral resource under National Instrument 43-101. The following table provides RMI’s estimate of gold resources at Noche Buena as of March 31, 2006:

Noche Buena Gold Resources at 0.30 gram per tonne cut-off
Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
21,867	0.81	569	14,031	0.68	308

In April, Seabridge reached agreement with Falconbridge Limited whereby Seabridge will purchase Falconbridge’s option to earn a 65% interest on Seabridge’s Kerr-Sulphurets project located in British Columbia, Canada. Consideration to be paid by Seabridge to Falconbridge includes 200,000 common shares and up to 2.0 million conditional common share purchase warrants exercisable for five years at a strike price of C$13.50 per share. One warrant will be issued for each new ounce of gold resources discovered at Kerr-Sulphurets, up to a maximum of two million. Closing of the transaction is subject to regulatory approval and final documentation.

From 2003 through 2005, Falconbridge spent approximately C$2.4 million on exploration at Kerr-Sulphurets including surface work programs and a 4,000 meter drill program. All six targets drill-tested by Falconbridge during 2005 yielded gold-copper mineralization. The most promising target was the Mitchell Zone, an area of intense quartz veining and alteration in intrusive and volcanic rocks. Three holes previously drilled by Placer Dome at the Mitchell zone encountered long intervals (+150 meters) of gold-copper mineralization grading approximately 0.70 gpt gold and 0.20% copper. Falconbridge drilled one core hole to test for a western extension of the Mitchell Zone (WM-05-01) which intersected 217 meters averaging 0.77 grams per tonne gold and 0.19% copper. Seabridge is planning a drill program for 2006 to further test the Mitchell target area which now measures at least 200 meters by 1,000 meters.

In February, Seabridge initiated a 15,000 meter core drill program at its 100% owned Courageous Lake project located in the Northwest Territories, Canada. To date, 26 holes have been completed totaling approximately 7,100 meters. The balance of the program will be completed during the summer. The 2006 program was designed to increase the projected 8.5 year mine life of the project by testing: (1) higher grade structures within the FAT deposit which were not intersected in previous drilling; (2) two new structures to the west of the known deposit but within the projected open pit; and (3) a northern extension of the FAT deposit discovered in last year’s drilling.

Of the 26 holes completed during the winter phase of the 2006 program, 10 holes tested for potential high grade zones, eight holes tested for additional mineralization to the west and eight holes tested for strike extensions to the north. Results of the 10 drill holes designed to test the controls of high grade zones have been received and compared to grades predicted in the existing resource block model. Results from the drill holes testing mineralization to the west and north of the FAT deposit are pending and will be released at a later date.

Based on the distribution of gold grades and geological observations over the past three drill campaigns, Seabridge geologists postulated that east-west trending structures could exert a control on the distribution of higher grade gold concentrations within the FAT deposit. Past drilling on the deposit was oriented in an east-west direction, limiting the potential to define and incorporate this control in the resource model. In 2005, Seabridge tested this concept with drill hole CL-039 which intersected gold mineralization that was 79% higher than predicted in the resource block model. Additional postulated east-west structures were therefore drilled in this year’s winter program.

The following table compares the results of selected high grade intersections of the 10 holes drilled this year versus the grades predicted by the current FAT deposit resource block model.

2006 Assay Results					Gold Grade Predicted by Block Model (g/t)	2006 Assay Results versus Model Results (+/-)
Drill Hole	From (meters)	To (meters)	Interval (meters)	Gold Grade (g/t)
CL-047	38.0 98.5	85.5 109.0	47.5 10.5	5.74 3.61	0.88 0.17	+552.3% +2023.5%
CL-048	73.7	137.0	62.7	6.17	3.12	+97.8%
CL-049	76.5 140.1	104.1 164.0	27.6 23.9	3.45 3.08	1.49 0.63	+131.5% +388.9%
CL-052	42.2	117.4	75.2	6.08	1.70	+257.6%
CL-054	51.1 92.5 115.5 167.0	74.1 106.5 157.5 190.0	23.0 14.0 42.0 23.0	1.92 5.94 5.30 4.74	1.15 0.71 1.81 0.83	+67.0% +736.6% +192.8% +471.1%
CL-055	95.0 239.0 291.0 308.0 340.8	113.0 260.0 297.0 324.0 354.7	18.0 21.0 6.0 16.0 13.9	3.18 4.24 4.71 1.95 3.97	3.18 0.20 1.33 0.73 0.37	0.0 +2020.0% +254.1% +167.1% +973.0%
CL-058	79.5 142.5 144.0	109.5 158.5 149.5	30.0 16.0 5.5	4.73 2.12 4.43	4.03 2.52 1.20	+17.4% -15.9% +269.2%
CL-059	33.1 141.0 165.5	39.0 148.5 174.5	5.9 7.5 9.0	3.37 3.74 2.77	4.04 1.64 1.57	-16.6% +128.0% +76.4%
CL-060	8.4 192.9 219.1	67.5 200.0 235.9	59.1 7.1 16.8	1.65 5.82 8.14	1.22 0.65 0.85	+35.2% +795.4% +857.6%
CL-061	2.7 124.5 331.7	105.2 229.0 351.4	102.5 104.5 19.7	8.17 4.06 3.93	0.78 3.09 1.09	+947.4% +31.4% +260.6%

The Gold Market
At Seabridge, it is our contention that the real bull market in gold may not have begun yet. There is a bull market in commodities in which gold has participated somewhat fitfully but this bull market is based upon a perceived shortage of commodities in response to rapid economic growth. Commodity production has been constrained by a lack of investment due to low prices in the 1980s and 1990s while demand has risen in the third world, especially China. This imbalance has been made much worse by an unprecedented flow of speculative capital from commodity and hedge funds chasing momentum and driving prices to record highs in nominal terms.

Gold is not in short supply. There are about 4.5 billion ounces of gold above ground - nearly all the gold ever mined. That’s about 60 years worth of current production. Why? Because unlike a commodity, gold is not consumed. Its highest and best use is as a store of wealth, its role as real money. The propensity to save gold far exceeds the propensity to consume it. Gold as jewellery is nothing other than a traditional form of savings readily mobilized when needed. If gold had significant other uses, there would be far less of it and it would be much cheaper. Conversely, the highest and the best use of oil, copper or silver is not in a vault.

Over the past 200 years or so, the real price of every single commodity has declined, typically by 2-3% per annum, as primary supplies have grown more rapidly than global income (Veneroso’s View, April 19, 2006, pp 4). Commodity prices are determined by the interplay of current supply and current demand among users and producers, with inventories usually measured in terms of months.

Over the same 200 year period, primary gold mined supply has grown less rapidly than global income and its real price has slowly appreciated (Veneroso). The price of gold in the long run is determined by the relative value of 4.5 billion ounces of gold against the global pool of financial assets - now about $150 trillion in fiat currencies, stocks, bonds and other instruments, not to mention some $270 trillion in derivatives contracts. If confidence in financial assets is high, the relative value of gold as stored wealth tends to be low. If confidence in financial assets wavers, the gold price measured in fiat currencies rises as gold develops a monetary premium.

As Steve Saville notes in the April 19, 2006 edition of The Speculative Investor, “if gold were attracting the sort of monetary premium it attracted at the end of 1979 (a period of high inflation) then a copper price of $2.95/lb (the current price) would be associated with a gold price of well over $1,500/ounce.”

The gold price is higher against all the world’s major currencies and has recently set new historic heights against the South African Rand, Indian Rupee, Chinese Yuan and Japanese Yen. But the ratio of the gold price to a basket of industrial metals is at a five year low. The reason is that confidence in the world economy remains high and inflation expectations remain low.

How do we know that inflation expectations are low? Because the additional yield on an inflation-indexed 10 year U.S. Treasury Note is less than 2.6%, about the same as a year ago. Because the yield curve is nearly flat, providing very little premium for holding longer maturities. And because price/earnings ratios are at high levels globally when they would normally be lower if investors were concerned about inflation.

It is our view at Seabridge that the real bull market in gold, during which gold will outperform commodities, is likely to begin in earnest when inflation expectations rise. A steeper yield curve will probably be the signal. A recent trend to higher yields in the longer maturities of the bond market may be an early indicator. In the past, gold and gold equities have tended to correlate well with rising yield spreads (when interest rates on longer maturities are rising faster than interest rates on shorter maturities). A move by major central banks to counter slower economic growth by lowering short term interest rates would likely be a catalyst.

The key issue is the public’s understanding of what constitutes inflation. If inflation is defined as an upward movement in the consumer price index, as is generally the case now, inflation expectations would probably remain low. If inflation is correctly understood to be a rise in money supply in excess of real growth, gold’s performance would be enhanced. In the larger western economies, the supply of fiat currency is typically growing at the rate of 7% or so annually. In Asian economies, the growth rates are much higher, some exceeding 20%. Fiat currencies can be looked at as a commodity with a zero production cost. In comparison, gold is difficult and expensive to produce and the world’s supply of gold is rising at less than 2% per year, about the average of the last two centuries (Veneroso). How long will it take for investors to recognize this fact?

We believe that gold as an investment will be increasingly volatile as we go forward and significant corrections are possible. If speculative capital leaves the commodity sector, gold will also be hit, at least in the short term. Investors need to be prudent and patient. But in our view, the performance of gold against other asset classes is still far from its peak.

Financial Results
During the three month period ended March 31, 2006 Seabridge posted a net income of $1,310,000 ($0.04 per share) compared to a $423,000 net income ($0.01 per share) for the same period last year, as a result of tax credits related to renunciation of exploration costs. Also, during the quarter ended March 31, 2006, the Company invested cash of $1,087,000 in mineral projects compared to $1,077,000 for the same period last year. At March 31, 2006 net working capital was $7,896,000 compared to $10,603,000 at December 31, 2005.

During the quarter ended March 31, 2006, the Company arranged an 875,000 share private placement at $9.65 per share. The $8.4 million financing closed in April, 2006. Proceeds from this financing will be used for the Noche Buena acquisition and for general working capital requirements. The shares issued under this private placement are subject to a four-month hold period expiring on August 20, 2006. There were no commissions or finder’s fees payable on this transaction.

On Behalf of the Board of Directors,

“Rudi P. Fronk”

President and Chief Executive Officer
Toronto, Canada
May 3, 2006

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2006

Seabridge Gold Inc.

Management’s Discussion and Analysis
Three Months Ended March 31, 2006

This Management Discussion and Analysis is dated April 21, 2006 and reflects the three-month period ended March 31, 2006 and should be read in conjunction with the consolidated financial statements and the Management Discussion and Analysis included in the 2005 Annual Report. The Company also published an Annual Information Form dated March 22, 2006 and a 20-F Report dated March 15, 2006 filed with the U.S. Securities and Exchange Commission. These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. When the price of gold was much lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. As the price of gold has moved higher over the past four years, Seabridge has commenced exploration activities and engineering studies at several of its projects. Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories, the Kerr-Sulphurets and Red Mountain properties both located in British Columbia, the Pacific Intermountain Gold properties located in Nevada and the Grassy Mountain property located in Oregon. Seabridge’s common shares trade in Canada on the TSX Venture Exchange under the symbol “SEA” and in the United States on the American Stock Exchange under the symbol “SA”.

Results of Operations
During the three months ended March 31, 2006, the Company had income of $1,310,000 or $0.04 per share compared to $423,000 or $0.01 per share in the same period of 2005. The reporting of income in both periods is the result of the recognition of income tax recoveries ($1,906,000 in 2006 and $821,000 in 2005) relating to the renouncing of Canadian Exploration Expenditures to the investors of flow-through financings. Without the tax recoveries, the losses for the periods would have been $596,000 in 2006 and $398,000 in 2005. Corporate and administrative expenses were higher in the 2006 period due to increased management compensation and directors’ fees of $25,000, an increase of $124,000 for investor relations and mineral property search activities, an increase of $28,000 for stock exchange and other regulatory fees, and $34,000 for general expenses. In 2006, there was also a stock option vesting expense valued at $39,000.

Quarterly Information
Selected financial information for the first quarter of 2006 and each of the last eight quarters for fiscal years 2005 and 2004:

1st Quarter Ended March 31, 2006
Revenue Income (loss) for period Income (loss) per share	$ Nil $ 1,310,000 $ 0.04

	4th Quarter Ended December 31, 2005	3rd Quarter Ended September 30, 2005	2nd Quarter Ended June 30, 2005	1st Quarter Ended March 31, 2005
Revenue Income (loss) for period Income (loss) per share	$ Nil $ (807,000) $ (0.03)	$ Nil $ (389,000) $ (0.01)	$ Nil $ (384,000) $ (0.01)	$ Nil $ 423,000 $ 0.01

	4th Quarter Ended December 31, 2004	3rd Quarter Ended September 30, 2004	2nd Quarter Ended June 30, 2004	1st Quarter Ended March 31, 2004
Revenue Income (loss) for period Loss per share	$ Nil $ (400,000) $ (0.01)	$ Nil $ (418,000) $ (0.01)	$ Nil $ (517,000) $ (0.02)	$ Nil $ 109,000 $ -

In each of the first quarters in the past three years income has been recorded as a result of the recognition of income tax recoveries relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. The larger loss in the fourth quarter of 2005 resulted from the expense related to stock option grants.

Mineral Interest Activities
For the three-month period ended March 31, 2006, the Company incurred net expenditures of $2,385,000 on mineral interests compared to $1,495,000 in the same period of 2005. In 2006, $2,219,000 was spent on the Courageous lake project and small amounts were spent on Grassy Mountain and on reviewing the Buena Noche property in Mexico. At Courageous Lake, an extensive drilling program was undertaken to expand gold resources and possible mine life.

Liquidity and Capital Resources
Working capital at March 31, 2006, was $7,896,000 compared to $10,603,000 at December 31, 2005. Working capital decreased during the 2006 period because of operating costs and mineral property expenditures while the exercise of stock options offset the reduction by $232,000.

During the three-month period ended March 31, 2006, the Company’s operating activities used cash amounting to $637,000 compared to $200,000 in the same period of 2005. $1,087,000 was expended on mineral properties compared to $1,077,000 in the same period of 2005.

On April 3, 2006, the Company announced that it had agreed to purchase a 100% interest in the 1,000 hectare Noche Buena gold project in the Sonoma district of Mexico for US$4,350,000 in cash. The property contains indicated and inferred gold resources. On April 4, 2006 (closed April 20, 2006), the Company announced that it had arranged a private placement financing consisting of 875,000 common shares at $9.65 per share for proceeds of $8,443,750. Proceeds from this financing will be used to fund the Noche Buena project and for general working capital purposes.

Shares Issued and Outstanding
At April 21, 2006 the issued and outstanding common shares of the Company totalled 33,086,685. In addition, there were 2,649,500 stock options granted and outstanding (of which 280,000 had not vested and an additional 875,000 had not vested and required approval of shareholders). On a fully diluted basis, there would be 35,736,185 common shares issued and outstanding.

Related Party Transactions
During the three-month period ended March 31, 2006, a private company controlled by a director of the Company was paid $8,600 for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $36,000 for corporate consulting services rendered; a new director (effective January 4, 2006) was paid $4,600 for geological consulting services, and outstanding accounts payable to directors was $32,000.

Outlook
During the balance of 2006, the Company will continue to conduct exploration activities at select projects. Drill programs for 2006 will continue at the Courageous Lake project and will commence on two Nevada properties. The Noche Buena project in Mexico will be the subject of new exploration work. The Company continues to review its other projects for possible joint venture opportunities while at the same time ensuring that funding is available for its corporate requirements.

May 3, 2006

SEABRIDGE GOLD INC.
Consolidated Balance Sheets
March 31, 2006 and December 31, 2005
(unaudited, 000's of Canadian dollars)
	March 31,	December 31,
Assets	2006	2005
Current Assets
Cash and cash equivalents	$137	$293
Cash held for exploration expenditures	3,071	4,028
Short-term deposits	5,462	5,872
Amounts receivable and prepaid expenses	230	543
Marketable securities - at cost	160	160
	9,060	10,896

Mineral Interests (Note 2)	26,781	24,396
Investment	749	749
Reclamation Deposit	1,000	1,000
Capital Assets	71	44

	$37,661	$37,085

Liabilities
Current Liabilities
Accounts payable and accruals	$1,164	$293

Provision for Reclamation Liabilities	1,437	1,407
	2,601	1,700
Shareholders' Equity
Share Capital (Note 3)	51,308	52,915
Stock Options (Note 3)	931	959
Contributed Surplus	20	20
Deficit	(17,199)	(18,509)
	35,060	35,385

	$37,661	$37,085
Subsequent Events - Notes 2, 3 and 5

On Behalf of the Board of Directors

"Rudi Fronk"	"James Anthony"
Rudi P. Fronk	James S. Anthony
Director	Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Deficit
For the Three Months Ended March 31, 2006 and 2005
(unaudited, 000's of Canadian dollars, except income per share)

	2006	2005
Administrative and General Expenses
Corporate and general	$643	$432
Stock option compensation	39	-
	682	432
Interest income	(84)	(28)
Foreign exchange losses (gains)	(2)	(6)
Loss Before Income Taxes	(596)	(398)
Income tax recoveries (Note 3)	1,906	821
Income for the Period	1,310	423
Deficit, Beginning of Period	(18,509)	(17,352)
Deficit, End of Period	$(17,199)	$(16,929)

Income per Share - basic and diluted	$0.04	$0.01
Weighted Average Number of Shares Outstanding	32,185,018	30,054,782

Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2006 and 2005
(unaudited, 000's of Canadian dollars)
-
	2006	2005
Cash Provided from (Used for) Operations
Income for the period	$1,310	$423
Items not involving cash
Stock option compensation	39	-
Other	31	26
Amortization	1	1
Income tax recoveries	(1,906)	(821)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(19)	83
Accounts payable and accruals	(93)	88
	(637)	(200)
Investing Activities
Mineral interests	(1,087)	(1,077)
Capital assets	(31)	-
Short-term deposits	410	236
	(708)	(841)
Financing Activities
Issue of share capital	232	2,004
Net Cash Provided (Used)	(1,113)	963
Cash and Cash Equivalents, Beginning of Period	4,321	1,327
Cash and Cash Equivalents, End of Period	$3,208	$2,290

Cash and Cash Equivalents, End of Period
Cash and cash equivalents	$137	$85
Cash for exploration expenditures	3,071	2,205
	$3,208	$2,290

SEABRIDGE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2006
(unaudited, in Canadian dollars, except where noted)

1.	Basis of Presentation
These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements. The interim consolidated financial statements should be read in conjunction with Seabridge’s annual consolidated financial statements included in its 2005 Annual Report.

2.	Mineral Interests
Expenditures on projects during the three-month periods ended March 31, 2006 and 2005 were as follows (000’s):

	Balance, December 31, 2005	Expenditures Quarter 1 2006	Balance, March 31, 2006
Courageous Lake	$15,772	$2,219	$17,991
Castle Black Rock	384	-	384
Grassy Mountain	3,106	71	3,177
Hog Ranch	1,074	13	1,087
Kerr-Sulphurets	527	-	527
Quartz Mountain	443	-	443
Red Mountain	773	12	785
Pacific Intermountain Gold	2,075	21	2,096
Other Nevada projects	213	-	213
Noche Buena, Mexico	29	49	78
	$24,396	$2,385	$26,781

	Balance, December 31, 2004	Expenditures Quarter 1 2005	Balance, March 31, 2005
Courageous Lake	$13,591	$1,435	$15,026
Castle Black Rock	335	-	335
Grassy Mountain	2,970	44	3,014
Hog Ranch	1,008	2	1,010
Kerr-Sulphurets	525	-	525
Quartz Mountain	442	-	442
Red Mountain	617	23	640
Pacific Intermountain Gold	1,351	(9)	1,342
Other Nevada projects	160	-	160
	$20,999	$1,495	$22,494

In April 2006, the Company acquired 100% interest in the 1,000 hectare Noche Buena gold project in the Sonoma district of Mexico for US$4,350,000 in cash. The property contains indicated and inferred gold resources.

3.	Share Capital

(a)     During the three-month period ended March 31, 2006, the following common shares were issued:
	Shares	Amount (,000)
Balance, December 31, 2005	32,106,685	$52,915
For cash, exercise of stock options	105,000	232
Value of options exercised	-	67
Renunciation of flow-through share value (note 1)	-	(1,906)
Balance, March 31, 2006	32,211,685	$51,308

(1)
In January 2006, the Company renounced $5,278,750 (2005 - $2,272,500) in Canadian Exploration Expenses to investors of flow-through shares in 2005 and 2004, respectively. The tax value of these renunciations has been recorded as a future tax liability and charged against share capital. Since the Company has a valuation allowance which reduces the future income tax assets, the valuation allowance was reduced and income tax recoveries recognized in the statement of operations in the amount of $1,906,000 (2005 - $821,000).

(b)    Stock Options
During the three-month period ended March 31, 2006, 875,000 five-year two-tiered stock options were granted to directors and officers at a weighted average exercise price of $10.56 each. These option grants require a $15.00 share price for 10 successive days for the first third to vest, an $18.00 share price for the second third and a $21.00 share price for the final third. Once the share price has met the first test, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled. These option grants are also subject to the approval of shareholders at the next meeting of shareholders and consequently no expense has been recorded during the three-month period ended March 31, 2006.

4.	Related Party Transactions
During the three-month period ended March 31, 2006; a private company controlled by a director of the Company was paid $8,600 (2005 - $12,000) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $36,000 (2005 - $30,000) for corporate consulting services rendered and a new director (effective January 4, 2006) was paid $4,600 for geological consulting services.

5.	Subsequent Event
On April 20, 2006, the Company closed a private placement financing consisting of 875,000 common shares at $9.65 per share for proceeds of $8,443,750. Proceeds from this financing will be used to fund the acquisition of the Noche Buena project (see Note 2) and for general working capital purposes.